                                               FILED BY MICRON ELECTRONICS, INC.
                                                  PURSUANT TO RULE 425 UNDER THE
                                                          SECURITIES ACT OF 1933
                              AND DEEMED FILED PURSUANT TO RULE 14a-12 UNDER THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                                SUBJECT COMPANY: INTERLAND, INC.
                                                   COMMISSION FILE NO. 000-31111


        Interland and Micron Electronics maintain a web site with information regarding their proposed merger. The following information is included in that web site and filed herewith:

        (1) The first page of the web site, which includes a table of contents regarding the information included on the web site, a copy of which page is attached hereto as Exhibit A.

        (2) Biographical information about Joel J. Kocher and Kenneth Gavranovic, a copy of which is attached hereto as Exhibit B.

        (3) Pictures of Joel J. Kocher and Ken Gavranovic, a description of which is attached hereto as Exhibit C.

        (4) A list of contacts for Micron Electronics and Interland, a copy of which is attached hereto as Exhibit D.

        The other items that are listed on the first page of the web site and accessible through it have previously been filed by Micron Electronics pursuant to Rule 425 under the Securities Act of 1933 and Rule 14a-12 under the Securities Exchange Act of 1934.


                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of both Micron Electronics and Interland are advised to read the prospectus/proxy statement regarding the business combination transaction referenced in the attached documents, when it becomes available, because it will contain important information. Micron Electronics and Interland expect to mail a prospectus/proxy statement about the merger to their respective stockholders. Such prospectus/proxy statement will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the prospectus/proxy statement (when available) as well as the annual report, quarterly reports, current reports and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The prospectus/proxy statement and such other documents may also be obtained from Micron Electronics or Interland by directing such requests to the respective addresses listed below.

Requests for documents relating to Micron       Requests for documents relating to
Electronics should be directed to:              Interland should be directed to:

Micron Electronics, Inc.                        Interland, Inc.
900 E. Karcher Road                             303 Peachtree Center Avenue, Suite 500
Nampa, Idaho 83687                              Atlanta, GA 30303
Attn: Investor Relations                        Attn: Investor Relations
(208) 898-3434                                  (404) 720-8301


Micron Electronics and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Micron Electronics' Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on October 26, 2000 and will be included in the prospectus/proxy statement. The Proxy Statement for the 2000 Annual Meeting of Stockholders is, and the prospectus/proxy statement will be, available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Micron Electronics.

Interland and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Interland 's Registration Statement on Form S-1, originally filed with the Securities and Exchange Commission on March 15, 2000, as amended from time to time thereafter and will be included in the prospectus/proxy statement. The Registration Statement on Form S-1 is, and the prospectus/proxy statement will be, available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Interland.

                                    EXHIBIT A
[HOSTPRO LOGO]                                                  [INTERLAND LOGO]


                               MERGER INFO CENTER




> PRESS RELEASE


> MERGER FACT SHEET


> MERGER FAQ


> HOSTPRO CORPORATE OVERVIEW


> INTERLAND CORPORATE OVERVIEW


> EXECUTIVE BIOS


> PICTURES


> CONTACTS




Investors and security holders of both Micron Electronics and Interland are advised to read the prospectus/proxy statement regarding the merger, when it becomes available, because it will contain important information. Micron Electronics and Interland expect to mail a prospectus/proxy statement about the merger to the respective stockholders. Such prospectus/proxy statement will be filled with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the prospectus/proxy statement (when available) as well as the annual report, quarterly reports, current reports and other documents filed by the companies at the Securities and Exchange Commission's Web site at http://www.sec.gov. The prospectus/proxy statement and such other documents may also be obtained free of charge from Micron Electronics or Interland.

Micron Electronics and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Micron Electronics' Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on October 26, 2000 and a description of any interests that they have in the merger will be available in the prospectus/proxy statement. The Proxy Statement for the 2000 Annual Meeting is, and the prospectus/proxy statement will be, available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Micron Electronics.

Interland and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Interland's Registration Statement on Form S-1, originally filed with the Securities and Exchange Commission on March 15, 2000, as amended from time to time thereafter, and a description of any interests that they have in the merger will be available in the prospectus/proxy statement. The Registration Statement on Form S-1, as amended, is, and the prospectus/proxy statement will be, available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Interland.

                                      ###

HOSTPRO.COM                                                        INTERLAND.COM

                                    EXHIBIT B

[HOSTPRO LOGO]                                                  [INTERLAND LOGO]

                           BIOGRAPHY OF JOEL J. KOCHER

Joel J. Kocher serves as Chairman, President and Chief Executive Officer of Micron Electronics, Inc., and CEO of HostPro, Inc., its Web hosting subsidiary.

Kocher joined Micron Electronics in 1998 and set out to transform the company from a traditional PC manufacturer into a leading Internet-centric computing company. In less than two years, Kocher has built HostPro into one of the world's largest hosting companies, through strategic acquisitions and strong organic growth.

Kocher has nearly twenty years of industry-leading direct sales, marketing and operations experience. From 1996-1997 as President and Chief Operating Officer of Power Computing, the first and largest manufacturer of Macintosh OS compatible systems. Kocher led worldwide sales and marketing, and is credited with developing and launching the world's fastest and highest-performing Mac OS workstations.

Form 1987 to 1994, Kocher served as President of Worldwide Marketing, Sales and Service for Dell Computer. He was a key contributor in designing and managing Dell's growth from $100 million in sales in 1987 to more than $3.6 billion by late 1994. He is credited with building Dell's successful direct sales and marketing engine, as well as the company's core focus on the corporate enterprise market.

He holds a Bachelor of Science degree in Marketing from the University of Florida.

                         BIOGRAPHY OF KENNETH GAVRANOVIC

CHIEF EXECUTIVE OFFICER

Kenneth Gavranovic has ten years of technology-related entrepreneurial expertise. With customer satisfaction as the company's cornerstone, Gavranovic established Interland in Atlanta on the Internet's global backbone in 1997. Gavranovic continues to be the dynamic energy behind Interland's vision to provide small- and medium-size enterprises with a one-stop resource for total Web solutions backed by superior, around-the-clock customer service. In just three short years, Gavranovic completed Interland's successful IPO, and has grown the company to become the sixth largest hosting provider in the world, based on total number of customer accounts. The company continues to sharpen its emphasis on selling higher-end, managed dedicated hosting and managed services solutions. Interland now provides a full spectrum of managed hosting services, including system monitoring and reporting, managed backup and recovery, and system administration services, as well as e-commerce solutions, Web design, and business applications hosting.

Previously Gavranovic founded Worldwide Internet Publishing Corporation, a Web hosting company in Boca Raton, Florida. From 1989-1991 Gavranovic was with Intuitive Technology, a hardware and software solutions company he founded that allowed multiple users on dumb terminals to fax directly from their desks.

                                    EXHIBIT C

[HOSTPRO LOGO]                                                  [INTERLAND LOGO]

                        Click here to download pictures

      [Picture of Joel J. Kocher]             [Picture of Ken Gavranovic]

           Joel J. Kocher                            Ken Gavranovic
      Chairman, President, and CEO                  Chairman and CEO
      of Micron Electronics, Inc.,                   Interland, Inc.
         CEO of HostPro, Inc.

                 [Picture of Ken Gavranovic and Joel J. Kocher]

                         Ken Gavranovic and Joel Kocher


HOSTPRO.COM                                                        INTERLAND.COM

                                    EXHIBIT D

[HOSTPRO LOGO]                                                  [INTERLAND LOGO]


Micron Electronics Media Relations:
Barbara Gibson, VP of Public Relations
415-269-2931
mail to:bagibson@hostpro.com

Kelly Kenneally, Director of Corporate Communications/National Media
208-890-8432
mail to:krkenneally@hostpro.com

Interland Media Relations:
Sara Stutzenstein, PR Manager
404-720-3738
mail to:stutz@interland.com

Micron Electronics Investor Relations:
Steve Laney, VP of Investor Relations
208-893-3033
mail to:slaney@micron.net

Interland Investor Relations:
Nancy de Jonge, Director of Investor Relations
404-557-2612
mail to:ndejonge@interland.com

Replay of today's audio conference call available at:  402-220-9665
PASSWORD:  MICRON